UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-56069

Telemynd, Inc.

(Exact name of registrant as specified in its charter)

26522 La Alameda, Suite 290, Mission Viejo, CA 92691, (949) 420-4400

Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common stock, par value $0.001 per share

Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:	140

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 15, 2019	By:	/s/ Patrick Herguth

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.